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05005114

January 5, 2005

SUPPL



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Telefónica Empresas Perú S.A.A. File No. ~~82-5133~~
Information required pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of Telefónica Empresas Perú S.A.A. (formerly, known as Telefónica Data Perú S.A.A.) (the "**Company**"), we are furnishing this letter and the enclosed information pursuant to paragraph (b) of Rule 12g3-2 (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**").

On October 20, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV (*Comisión Nacional Supervisora de Valores)* a letter regarding a Board of Directors' meeting during which the Board approved the Company's 3Q04 financial results and enclosing the 3Q04 financial statements.

On November 16, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications, the Company filed with CONASEV a letter regarding the Board of Directors approval of a dividend payment from retained earnings and the resignation of a director.

On December 15, 2004, in compliance with the Peruvian Capital Markets Law and CONASEV Regulation No. 107-2002-EF/94.10 relating to Key Events, Private Information and Other Communications and CONASEV Regulation No. 722-97-EF/94.10, the Company

dlw 1/12

filed with CONASEV a letter regarding the resignation of Javier Nadal Ariño as director and president and the appointment of his replacement, Antonio Carlos Valente Da Silva, along with the updated corporate information.

The information contained in or accompanying this letter is being furnished pursuant to paragraph (b)(1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information will constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or require any further information, please do not hesitate to call Antonia E. Stolper at (212) 848-5009 or myself at (212) 848-4596. Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,



Kendra L. Archer

Lima, 20 de octubre de 2004

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que en la fecha el Directorio de Telefónica Empresas Perú S.A.A. aprobó los estados financieros individuales de la Sociedad correspondientes al tercer trimestre de 2004 y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan.

Atentamente,
Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

Telefónica

Resultados Trimestrales
Telefónica Empresas Perú S.A.A.

Julio – Setiembre 2004

Hechos de Importancia

A continuación se presenta un resumen de los hechos de importancia presentados desde julio de 2004:

Temas Societarios

El 27 de julio el Directorio aprobó los estados financieros individuales de la Sociedad correspondientes al segundo trimestre de 2004 y dispuso su presentación ante la Comisión Nacional Supervisora de Empresas y Valores, la Bolsa de Valores de Lima y demás instituciones del mercado de valores que correspondan. Asimismo, se designó a la firma Deloitte & Touche S.R.L. como auditor externo del ejercicio 2004.

TELEFÓNICA EMPRESAS PERÚ S.A.A.

Discusión y análisis de los resultados del tercer trimestre del 2004 y nueve meses finalizados el 30 de setiembre de 2004

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

En el 3T04, el Producto Bruto Interno (PBI) crecería alrededor de 4,2%. Este crecimiento estaría impulsado, principalmente por las exportaciones (6,0%), mientras que la demanda interna crecería alrededor de 4,4%. Las exportaciones han sido favorecidas por el crecimiento de la economía mundial, que se ha traducido en mayores cotizaciones de los commodities, y por los acuerdos comerciales, en especial el ATPDEA. Por otro lado, se observa una desaceleración de la inflación que probablemente se ubique a fin de año ligeramente por encima del rango superior de la meta inflacionaria (3,5%). Dicha desaceleración guarda una estrecha relación, fundamentalmente, con la evolución del tipo de cambio, que a fines del trimestre cotizó en S/.3,342 por dólar. Finalmente, se observan mejoras en las cuentas fiscales y riesgo país.


Variaciones % interanuales
7.5
6.0
4.5
3.0
1.5
0.0
-1.5
-3.0
-4.5
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
-2.0
PBI
Demanda Interna
Exportaciones (eje derecho)
1T01
2T01
3T01
4T01
1T02
2T02
3T02
4T02
1T03
2T03
3T03
4T03
1T04
2T04
3T04 (p)

El favorable desempeño de la actividad económica durante el 3T04 estaría sustentado en el dinamismo de las exportaciones, aunque también de la demanda interna. El crecimiento de las exportaciones tradicionales se explica, principalmente, por las mayores cotizaciones de los metales y por los mayores volúmenes exportados de oro, cobre y harina de pescado, mientras que, entre los productos no tradicionales, destacarían los textiles y agropecuarios. Sectorialmente, los rubros no primarios son los que habrían registrado una mayor expansión, en particular la manufactura no primaria, construcción y servicios.

La tasa de inflación en el 3T04 fue de 0,2%, registrando una clara desaceleración respecto a los trimestres previos. No obstante, a pesar de esta desaceleración, existen riesgos inflacionarios vinculados al alza del petróleo en el mercado internacional y de las tarifas eléctricas en el plano local. Con el resultado de septiembre, la inflación acumulada en los últimos 12 meses se ubicó en 4,03.% (por encima del límite superior del rango objetivo del BCR) y en el acumulado enero-septiembre en 3,22%. Los rubros que más destacaron en el 3T04 fueron alimentos y bebidas (caída de –0,1%) y vivienda, combustibles y electricidad (aumento de 2,05%).

Las cuentas fiscales del 3T04 continuarían registrando una mejora importante, en línea con la dinámica recaudatoria que ha venido mostrándose desde mediados del 2002. Efectivamente, los ingresos corrientes crecerían en 12,8% durante el 3T04, en función, principalmente, a la mejora en la recaudación del Impuesto General a las Ventas, Impuesto a la Renta e Impuesto a las Importaciones. Con ello, se estaría logrando cumplir la meta de déficit fiscal, en función además de una reducción en la inversión pública y un gasto menor al presupuestado en las regiones.

En cuanto a los mercados, en septiembre el precio del dólar llegó a cotizarse en S/.3,358 en promedio en el mercado interbancario. La cotización de la divisa norteamericana viene descendiendo por cuarto mes consecutivo, acumulando en lo que va del año una caída de 3,3%, principalmente por la mejora en las cuentas externas del país y la reducción en la percepción del riesgo país. Por su parte, el EMBI Perú descendió a 319 pbs, por debajo de los 439 pbs mostrados al cierre del trimestre anterior, fundamentalmente por la mejora en la clasificación de riesgo de Brasil y los resultados de las cuentas fiscales.

Resultados del Ejercicio

Los ingresos operativos del 3T04 mostraron una ligera variación negativa del 0,6% respecto del 3T03 alcanzando los S/.66 millones. Esta contracción se explica, principalmente, por la disminución de S/.4 millones respecto del 3T03 en los ingresos de Internet@s, servicio al por mayor de internet, y de S/. 2 millones en los ingresos de Unired y Cabinet por la migración a otros servicios de mayor valor añadido como IP e Infointernet. La disminución en los ingresos fue parcialmente compensada por el aumento en los ingresos por comisiones en S/.5 millones producto del incremento en las retribuciones pagadas por Telefónica del Perú S.A.A. (TdP) por la comercialización de sus servicios a clientes de Telefónica Empresas.

Los ingresos acumulados de los 9M04 totalizaron S/. 196 millones, lo que representa un incremento de 5,0% frente a los S/. 187 millones de los 9M03, explicado fundamentalmente por el aumento en 128,0% de los ingresos por comisiones (S/. 31 millones en los 9M04) y en S/. 10 millones del servicio IP VPN en los 9M04. Estos crecimientos se compensan parcialmente con la contracción del servicio Internet@s, que disminuyó en S/. 11 millones, toda vez que ya no se presta a TdP.

Los gastos operativos correspondientes al 3T04 ascienden a S/. 61 millones, es decir un aumento de 3,3% en comparación con los S/. 59 millones del 3T03. La variación de los gastos operativos se explica por el incremento en depreciación y amortización en S/. 1 millón, y en la provisión de cobranza dudosa también en S/. 1 millón. Estos aumentos fueron parcialmente compensados por una disminución de S/. 1 millón en gastos del personal y de S/. 0,5 millones en el rubro de tributos.

Los gastos operativos de los 9M04 tuvieron un incremento de S/. 15 millones, que se explica principalmente por el aumento en los servicios prestados por terceros (producto del incremento en el gasto por los servicios de alquiler de circuitos de acceso y enlace, y de los servicios de Infovía), en los gastos de personal (como resultado del trasvase de personal de TdP a la plantilla de Telefónica Empresas) y en la depreciación y amortización.

El 3T04 mostró una utilidad operativa de S/.5 millones, monto inferior en 32 % a la obtenida en el 3T03, debido al mayor crecimiento de los gastos en relación al de los ingresos. Por su parte, el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) del 3T04 alcanzó S/.12 millones, con un margen de 17,7% (19,0% en el 3T03) . Este resultado muestra una variación negativa de 7,5% con respecto a los S/.13 millones obtenidos durante el 3T03. La disminución del EBITDA se origina, principalmente, por el incremento de los gastos operativos.

La utilidad operativa acumulada alcanzó los S/. 13 millones, una caída de 31,0% respecto de los S/. 19 millones de los 9M03, que se explica por el mayor crecimiento de los gastos respecto de los ingresos. El EBITDA acumulado alcanzó S/. 32 millones, una caída de 6,9% respecto a los 9M03.

La disminución en el EBITDA se originó, en su mayoría, por el mayor incremento relativo en los gastos operativos.

En el 3T04, se ha registrado una utilidad no operativa de S/. 1 millón, una variación positiva frente a los resultados del 3T03, producto, principalmente, del incremento en el resultado por exposición a la inflación (REI). A nivel acumulado, el resultado no operativo alcanzó los S/. 2 millones, un incremento de S/. 1 millón respecto al resultado de los 9M03, que se explica por el mayor REI y por el incremento en el rubro otros ingresos – gastos neto.

Finalmente, la utilidad neta del 3T04 fue de S/.3 millones, una contracción de 33,1 % respecto a los S/.5 millones del 3T03, producto del menor resultado operativo obtenido en este último trimestre. La utilidad acumulada alcanzó S/. 8 millones, una caída de 42,5% respecto de los 9M03, producto también de menores resultados operativos.

Balance General

Al cierre del 3T04, el activo corriente muestra un aumento del 11,5 % respecto al trimestre anterior, vinculado principalmente al incremento de las colocaciones bancarias. De igual forma, al cierre del 3T04, el pasivo corriente registra un aumento del 5,0% respecto al 2T04, debido fundamentalmente al crecimiento de las cuentas por pagar a empresas relacionadas. De este modo, al cierre del 3T04, el balance sigue presentando una mejora en el nivel de liquidez, pues el ratio corriente pasa de 1,30 veces en el 2T04 a 1,38 veces en este trimestre, producto de un mayor aumento en los activos disponibles.

Finalmente, el patrimonio presenta un aumento de 2,7%, alcanzando S/.129 millones, producto del incremento en los resultados acumulados.

TABLA 2

TELEFONICA EMPRESAS PERU S.A.A.

BALANCE GENERAL AJUSTADO A SOLES (000) AL 30 DE SETIEMBRE DE 2004[1]

(Fin de Periodo)

ACTIVO	3T04	2T04	1T04	4T03[2]	3T03[2]
ACTIVO CORRIENTE					
Caja y bancos	42,339	28,470	13,395	77	35
Cuentas por cobrar comerciales, netas	29,395	26,855	25,526	30,462	26,375
Otras cuentas por cobrar, netas	2,225	4,622	9,309	1,610	2,424
Cuentas por cobrar a empresas relacionadas	19,760	22,926	19,693	46,743	43,254
Existencias	5,557	5,339	4,331	4,192	4,362
Gastos pagados por anticipado	1,299	1,997	98	341	1,404
Total Activo Corriente	100,575	90,209	72,352	83,425	77,854
CUENTAS POR COBRAR A LARGO PLAZO	0	0	895	922	2,466
INVERSIONES PERMANENTES	2	2	2	2	2
IMPUESTO A LA RENTA Y PARTICIPACIÓN DIFERIDOS		0	119	0	0
INMUEBLES, PLANTA Y EQUIPO	165,166	164,378	166,786	161,810	160,456
Depreciación Acumulada	(75,478)	(70,061)	(64,527)	(59,849)	(54,312)
INMUEBLES, PLANTA Y EQUIPO, NETO	89,688	94,317	102,259	101,961	106,144
Intangibles,neto	12,780	12,136	8,971	10,179	9,050
TOTAL ACTIVOS	203,045	196,664	184,598	196,489	195,516

PASIVO Y PATRIMONIO	3T04	2T04	1T04	4T03[2]	3T03[2]
PASIVO CORRIENTE					
Cuentas por pagar comerciales	14,163	22,032	21,120	19,192	17,345
Otras cuentas por pagar	14,754	11,352	13,006	30,262	16,843
Provisión para compensación por tiempo de servicio	254	300	628	338	121
Cuentas por pagar a empresas relacionadas	43,524	35,538	23,211	21,348	25,456
Parte Corriente de la Deuda a Largo Plazo	48	60	72	87	98
Total Pasivos Corrientes	72,743	69,282	58,037	71,227	59,863
DEUDA DE LARGO PLAZO	0	1	40	71	94
IMPUESTOS Y PARTICIPACIONES DIFERIDAS	234	830	0	423	2,645
INGRESOS DIFERIDOS	1,303	1,197	2,515	4,172	1,972
PATRIMONIO					
Capital social	27,129	27,129	27,129	27,129	27,129
Capital adicional	75,020	75,020	75,020	75,020	75,020
Reserva legal	3,104	3,104	3,104	3,104	1,458
Resultados acumulados	23,512	20,101	18,753	15,343	27,335
TOTAL PATRIMONIO	128,765	125,354	124,006	120,596	130,942
TOTAL PASIVOS Y PATRIMONIO	203,045	196,664	184,598	196,489	195,516

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).
(2) Los estados financieros se muestran proforma con fines únicamente comparativos.

TABLA 1

TELEFONICA EMPRESAS PERU S.A.A.

ESTADO DE RESULTADOS AJUSTADOS A SOLES (000) AL 30 DE SETIEMBRE DE 2004 (1)

(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	3T03(2)	%	3T04	%	Var. Abs. 3T04-3T03	Var. % 3T04-3T03 %	9M03(2)	%	9M04	%	Var. Abs. 9M04-9M03	Var. % 9M04-9M03 %
Ingresos Operativos	66,494	100.0	66,087	100.0	(407)	(0.6)	186,856	100.0	196,281	100.0	9,425	5.0
Telefónica Empresas Perú S.A.A.	66,494	100.0	66,087	100.0	(407)	(0.6)	186,856	100.0	196,281	100.0	9,425	5.0
Telefónica Servicios Financieros S.A.C.	-	-	-	-	-	-	-	-	-	-	-	-
Gastos Operativos	59,087	88.9	61,058	92.4	1,971	3.3	167,835	89.8	183,158	93.3	15,323	9.1
Gastos de Personal	13,971	21.0	13,108	19.8	(863)	(6.2)	38,509	20.6	40,301	20.5	1,792	4.7
Remuneraciones	11,304	17.0	10,666	16.1	(638)	(5.6)	30,778	16.5	31,870	16.2	1,092	3.5
Contribuciones Sociales	852	1.3	740	1.1	(112)	(13.1)	2,705	1.4	2,670	1.4	(35)	(1.3)
Compensación por tiempo de servicios	749	1.1	730	1.1	(19)	(2.5)	2,378	1.3	2,626	1.3	248	10.4
Otros	1,066	1.6	972	1.5	(94)	(8.8)	2,648	1.4	3,135	1.6	487	18.4
Gastos de Gestión	39,129	58.8	39,966	60.5	837	2.1	107,330	57.4	119,933	61.1	12,603	11.7
Materiales y suministros	2,615	3.9	3,543	5.4	928	35.5	13,782	7.4	12,814	6.5	(968)	(7.0)
Servicios prestados por terceros	36,029	54.2	35,776	54.1	(253)	(0.7)	92,083	49.3	105,386	53.7	13,303	14.4
Cargas diversas de gestión	485	0.7	647	1.0	162	33.4	1,465	0.8	1,733	0.9	268	18.3
Tributos	1,655	2.5	1,201	1.8	(454)	(27.4)	4,797	2.6	3,511	1.8	(1,286)	(26.8)
Provisión de cobranza dudosa	(928)	(1.4)	96	0.1	1,024	110.3	1,272	0.7	632	0.3	(640)	(50.3)
Provisión para desvalorización de existencias	-	-	-	-	-	-	-	-	(637)	(0.3)	(637)	-
Depreciación y amortización	5,260	7.9	6,687	10.1	1,427	27.1	15,927	8.5	19,418	9.9	3,491	21.9
Resultado Operativo	7,407	11.1	5,029	7.6	(2,378)	(32.1)	19,021	10.2	13,123	6.7	(5,898)	(31.0)
EBITDA	12,667	19.0	11,716	17.7	(951)	(7.5)	34,948	18.7	32,541	16.6	(2,407)	(6.9)
Otros Ingresos (Gastos)												
Ingresos Financieros	458	0.7	266	0.4	(192)	(41.9)	1,409	0.8	1,280	0.7	(129)	(9.2)
Gastos Financieros	(6)	(0.0)	-	-	6	100.0	(21)	(0.0)	(21)	(0.0)	-	-
Otros Ingresos - Gastos Neto	(85)	(0.1)	49	0.1	134	157.6	(668)	(0.4)	177	0.1	845	126.5
Corrección Monetaria - REI	(187)	(0.3)	391	0.6	578	309.1	(240)	(0.1)	413	0.2	653	272.1
Resultado No Operativo	180	0.3	706	1.1	526	292.1	480	0.3	1,849	0.9	1,369	285.2
Resultado antes de Impuestos y Participac.	7,587	11.4	5,735	8.7	(1,852)	(24.4)	19,501	10.4	14,972	7.6	(4,529)	(23.2)
Participación de los Trabajadores	(771)	(1.2)	(628)	(1.0)	143	18.5	(1,210)	(0.6)	(2,091)	(1.1)	(881)	(72.8)
Impuestos	(1,714)	(2.6)	(1,696)	(2.6)	18	1.1	(4,078)	(2.2)	(4,712)	(2.4)	(634)	(15.5)
Resultado Neto	5,102	7.7	3,411	5.2	(1,691)	(33.1)	14,213	7.6	8,169	4.2	(6,044)	(42.5)

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).

(2) Los estados financieros se muestran proforma con fines únicamente comparativos.

Lima, 16 de noviembre de 2004

Señores
REGISTRO PÚBLICO DEL MERCADO DE VALORES
CONASEV
Presente.-

Ref.-Hechos de Importancia

De nuestra consideración:

En cumplimiento de lo establecido en la Ley del Mercado de Valores y en el Reglamento de Hechos de Importancia, Información Reservada y Otras Comunicaciones aprobado mediante Resolución CONASEV N° 107-2002-EF/94.10, hacemos de su conocimiento que con fecha 15 de noviembre de 2004 el Directorio de Telefónica Empresas Perú S.A.A. adoptó los siguientes acuerdos que constituyen hechos de importancia:

- Aprobó el pago de un dividendo de S/. 15 342 604,00, esto es, de 0.601222939945546 por acción, con cargo al saldo de las utilidades retenidas al 31 de diciembre de 2003 a valores al 31 de octubre de 2004. De dicho monto, (i) S/. 1 669 776, es decir S/. 0.065432665954985 por acción, corresponde al saldo de las utilidades netas al 31 de diciembre de 2001 a valores al 31 de octubre de 2004; (ii) S/. 4 954 911, es decir S/. 0.194165624166408, al saldo de las utilidades netas al 31 de diciembre de 2002 a valores al 31 de octubre de 2004; y, (iii) S/. 8 717 917, es decir S/. 0.341624649824153 por acción, al saldo de las utilidades netas al 31 de diciembre de 2003 a valores al 31 de octubre de 2004.

- Estableció como fecha de registro y pago del referido dividendo los días 3 y 15 de diciembre de 2004.

- Aceptó la renuncia formulada por el señor Juan Luis Alfredo Krüger Sayán, identificado con Documento Nacional de Identidad N° 09337264, a los cargos de director alterno y de Gerente Central de Planificación, Administración y Finanzas, las que se harán efectivas el día 30 de noviembre de 2004.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica Empresas Perú S.A.A.

Lima, 15 de diciembre de 2004

Señores
Registro Público del Mercado de Valores
Comisión Nacional Supervisora de
Empresas y Valores (CONASEV)
Presente.-

De nuestra consideración:

De conformidad con lo establecido en la Resolución CONASEV N° 107-2002-EF/94.10 y Resolución N° 722-97-EF/94.10, Telefónica Empresas Perú S.A.A. hace de público conocimiento la renuncia formulada por el señor Javier Nadal Ariño al cargo de director y Presidente del Directorio de la empresa. Cabe señalar que en sesión de Directorio realizada en la fecha, dicho órgano incorporó como director del señor Antonio Carlos Valente Da Silva, a quien designó Presidente del Directorio.

Adjunto a la presente se servirán encontrar la información actualizada de la empresa, de acuerdo al formato establecido al efecto.

Atentamente,

Julia María Morales Valentín
Representante Bursátil
Telefónica del Perú S.A.A.

Grupo TELEFONICA
Anexo 1

Razón Social	Inscripción en el RPMV
Telefónica, S.A.	X
Telefónica de España, S.A. (Sociedad Unipersonal)	
Telefónica Móviles, S.A	
Terra Networks, S.A.	
Telefónica de Contenidos, S.A. (Sociedad Unipersonal)	
Telefónica Publicidad e Información, S.A.	
Atento N.V..	
Telefónica Internacional, S.A.	
Telefónica Perú Holding S.A.C.	
Telefónica del Perú S.A.A.	X
Telefónica Multimedia S.A.C.	
Servicios Editoriales del Perú S.A.C.	
Telefónica Publicidad e Información Perú S.A.C.	
Transporte Urgente de Mensajería S.A.C.	
Telefónica Servicios Digitales S.A.C.	
Telefónica Soluciones Globales Holding S.A.C.	
Telefónica Servicios Integrados S.A.C.	
Telefónica Servicios Comerciales S.A.C.	
Servicios Globales de Telecomunicaciones S.A.C.	
Telefónica Servicios Técnicos S.A.C.	
Media Networks S.A.C.	
Zeleris Perú S.A.C.	
Telefónica Gestión de Servicios Compartidos Perú S.A.C.	
Telefónica Centros de Cobro S.A.C.	
Telefónica Móviles Perú Holding S.A.A.	X
Telefónica Móviles S.A.C.	
Telefónica Empresas Perú S.A.A.	X
Teleatento del Perú S.A.C.	
Telefónica Mobile Solutions del Perú S.A.C.	
Terra Networks Perú S.A.	
Comunicaciones Móviles del Perú S.A. (Bellsouth Perú S.A.)	X

Latin America Cellular Holdings B.V.	
Antena 3 Producciones S.A.	

TELEFÓNICA EMPRESAS PERÚ S.A.A. (ANTES TELEFÓNICA DATA PERÚ S.A.A.)

1. CIIU : 64207

2. R.U.C. : 20500698340

3. Dirección : Jorge Basadre N° 592, piso 7, San Isidro

4. Representante legal : Frías García Gabriel

5. Accionistas con 5% o más del capital social :

Telefónica Datacorp, S.A. 97,08%

6. Directorio (titulares):

Frías García Gabriel	Pasaporte N° Q032663.
Caride Eduardo	Pasaporte N° 12093391
Morales Valentín Julia María	D.N.I. N° 08768750
Valente Da Silva Antonio Carlos (Presidente)	Pasaporte N° CO 750.232
Quinn Bernardo	Pasaporte N° 8436068
Revilla Vergara Juan	D.N.I. N° 08234014
Ros Brugueras Juan Carlos	Pasaporte N° 46115906

7. Gerente General:

Frías García Gabriel